Filed Pursuant to Rule 433

Registration Statement No.

333-251074-01

Dated November 29, 2022

Southwest Gas Corporation

$300,000,000 5.800% SENIOR NOTES DUE 2027

Final Term Sheet

November 29, 2022

Issuer:	Southwest Gas Corporation

Title of Securities:	5.800% Senior Notes due 2027

Security Type:	Senior Unsecured Fixed Rate Notes

Ratings[1]:	Baa1 / Stable by Moody’s Investors Service, Inc. BBB / CreditWatch Developing by Standard & Poor’s Ratings Services A / Negative by Fitch Ratings Ltd.

Format:	Registered with the Securities and Exchange Commission

Trade Date:	November 29, 2022

Settlement Date (T+2):	December 1, 2022

Maturity Date:	December 1, 2027

Aggregate Principal Amount Offered:	$300,000,000

Net Proceeds to the Issuer:	$297,801,000 (after deducting the underwriting discount but before expenses)

Benchmark Treasury:	3.875% due November 30, 2027

Benchmark Treasury Yield:	3.931%

Spread to Benchmark Treasury:	+190 basis points

Re-offer Yield:	5.831%

Coupon:	5.800% per annum

Price to the Public (Issue Price):	99.867% of the principal amount

Interest Payment Dates:	Semi-annually on June 1 and December 1 of each year, beginning on June 1, 2023

Redemption Provisions:

At any time prior to November 1, 2027 (the “Par Call Date”), we may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

•  (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points, less (b) interest accrued to, but excluding, the date of redemption; and

•  100% of the principal amount of the Notes then outstanding to be redeemed,

plus, in each case, accrued and unpaid interest to, but excluding, the redemption date.

At any time on or after the Par Call Date, we may redeem the Notes, in whole or in part, at any time and from time to time, at 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest up to, but excluding, the redemption date.

CUSIP / ISIN:	845011 AF2/ US845011AF24

Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof.

Joint Book-Running Managers:	BNY Mellon Capital Markets, LLC BofA Securities, Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Co-Managers:	Blaylock Van, LLC Samuel A. Ramirez & Company, Inc.

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An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The ratings of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement on December 2, 2020 (including a prospectus dated December 2, 2020) and a preliminary prospectus supplement, dated November 29, 2022 (the “Preliminary Prospectus Supplement”), with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. These documents are publicly available by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement if you request it by calling BNY Mellon Capital Markets, LLC toll free at 1-800-269-6864, BofA Securities, Inc. toll free at 1-800-294-1322, J.P. Morgan Securities LLC collect at 1-212-834-4533 at or Wells Fargo Securities, LLC toll free at 1-800-645-3751.

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